EXHIBIT 1


                              STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement is made and entered into this 29th day of March, 1995, by and among

     1. STALT HOLDING B.V., a limited liability company organized under the laws of the Netherlands (hereinafter "Seller");

     2. BEHEERSMAATSCHAPPIJ J. AMERIKA N.V., a limited liability company organized under the laws of the Netherlands (hereinafter "Buyer");

     3. A.J. VAN ES, J.B. VAN ES and D.A. SLAGER (hereinafter collectively the "Shareholders" and individually a "Shareholder");

     4. THERMO PROCESS SYSTEMS INC., a company organized under the laws of Delaware, United States of America (hereinafter "TPS");


                                       WHEREAS

     - Seller owns all of the issued and outstanding shares (the "Shares") in the capital of Refining and Trading Holland B.V. ("North Refinery" or "the Company");

     - Seller desires to sell and Buyer desires to buy the Shares for a price and upon the terms and conditions specified hereinafter;


     NOW THE PARTIES HERETO AGREE AS FOLLOWS:


     Article 1.  Definitions

     In this Agreement, the following terms will have the meaning set forth hereafter:

     the "Outlined Business": 1.   The buying and/or collecting of feedstocks
                                   (including waste products), the processing thereof (including filtration, centrifugation and distillation) all with the purpose to generate marketable products and the selling of such products in combination with the treatment of waste.

                              2. The buying of mineral products for blending purposes with finished refined products and the sale thereof.

                              3. Acquiring the status of (and then acting as) central processing unit of used (motor) oils
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                                   and other minerals (Centrale Bewerkings
                                   Eenheid).

                              4. The project management of on site of soil and groundwater contamination as well as soil remediation at the Delfzijl premises.

     "Working Capital":       Working capital shall be defined as current assets
                              less current liabilities other than bank debt and related accrued interest. Attached Exhibit A details a preliminary working capital calculation of NLG 568,000. This amount will be adjusted within one month of Closing to reflect actual tank readings and other adjustments that the parties mutually agree upon.


     Article 2.  Purchase and Sale of the Shares

     2.1 Delivery of the Shares. At the Closing (as specified in Section 3.1 hereof), Seller shall transfer to Buyer all right, title and interest in and to the Shares, free and clear of all liens, encumbrances, charges or restrictions. Transfer of the Shares shall occur by execution of a deed of transfer in the form of Exhibit B hereto and shall be acknowledged by the Company. The transfer shall be registered in the shareholders' register of the Company.

     2.2 Purchase Price. In exchange for the Shares and the Seller's other obligations hereunder, and subject to the terms and conditions contained in this Agreement, Buyer agrees to pay to Seller a total purchase price consisting of the following parts ("Part a", "Part b", "Part c" and "Part d" respectively):

          a. NLG 9,000,000.-- (nine million Dutch guilders) less the amount of non-working capital liabilities at Closing;

          b. NLG 1,5 million in stock of Buyer based upon the last public sale at $ 3.75 or 228,570 (two hundred twenty-eight thousand five hundred seventy) shares;

          c. an amount equal to the working capital of the Company at the Closing;
          d. 20% of the cumulative pretax profits over the years 1995 to 1999 (inclusive) of the Company, in as far as such total exceeds NLG 5,000,000.-- (five million Dutch guilders), resulting from the Outlined Business, after deduction of those profits (if any) attributable to any business currently pursued by Buyer, including, but not limited to, soil recycling.

     2.3 Payment of the purchase price. Parts a. and b. shall be paid at the Closing. An advance for Part c. agreed between the parties shall be paid at Closing, to be finally adjusted within one month and any difference between the advance and the adjusted amount shall be paid
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          within 8 days after the end of that one month period. Part d. shall be paid within two months of the end of 1999.

     2.4 Determination. In the absence of agreement between the parties, the amounts of Part c. and Part d. respectively shall be determined in a binding decision by one auditor, appointed by Seller and Buyer in mutual agreement or, in the absence of such agreement, by the President of the District Court in Amsterdam. Buyer shall procure that such auditor shall have full access to the books and records of the Company, undiminished such auditor's professional duty of confidentiality.


     Article 3.  Closing

     3.1 Time and Place of Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur at the offices of Houthoff, Parnassusweg 126, Amsterdam, the Netherlands, at
          10.00 a.m. on March 29, 1995, or on such other date or at such other place as the parties hereto may agree (the "Closing Date").

     3.2  Action to be taken prior to the Closing.  Before the date specified in
          Section 3.1 as the intended date of the Closing, Seller shall provide Buyer with

           (i) documents establishing to the satisfaction of Buyer that Seller is the owner of the Shares;

          (ii) an estimate of the working capital of the Company at the intended date of the Closing.

     3.3 Conditions precedent to the Closing. The Closing is conditional on the following acts being performed immediately prior to the Closing:
           (i) signature by the Buyer and Mr. David Slager of a full time employment agreement hereto;

          (ii) Mr. David Slager providing evidence to the Buyer that he has resigned as managing director of Seller and all companies associated with Seller;

         (iii) Seller as managing director of the Company certifying in writing that, to its best knowledge, the representations and warranties contained in this Agreement are true and correct on the date of his statement and no material adverse development in the status or outlook of the business of the Company has occurred between December 31, 1994 and the date of his statement, in the form of Exhibit C hereto.

     3.4  Action to be taken at the Closing. At the Closing:

           (i) Seller shall provide evidence of the amount of the non working capital liabilities of the Company at Closing;
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          (ii) Seller shall provide for the written resignation of the Company's managing director, containing a waiver of any right to further compensation, to redundancy payment or compensation for salary after the Closing date;

         (iii) Parties shall sign the notarial deed of transfer of the Shares, as specified in Section 2.1, and Seller shall cause the managing director of the Company to sign the deed of transfer to acknowledge the transfer of the Shares to Buyer;

          (iv) Seller shall provide, a bank guarantee from a first class Dutch bank for an amount of NLG 500,000 (five hundred thousand guilders) plus interest, in the form of Exhibit D hereto;

           (v) Buyer shall pay Part a. and Part c, without prejudice to Section
               2.3 of the purchase price to Seller by certified check, wire transfer or other method acceptable to Seller, against signed receipt from Seller;

          (vi) Buyer shall sign a notarial deed issuing 228,570 (two hundred twenty-eight thousand five hundred seventy) shares in its capital to Seller for which shares the provision applies that Seller will have the right to cause TPS to sell or liquidate Buyer on the most favourable terms available in the event a public offering of Buyer's common stock has not occurred within four years after the Closing Date;

         (vii) A.J. van Es and J.B. van Es shall enter into a noncompetition and nonsolicitation agreement with the Buyer in the form of Exhibit E hereto;

        (viii) Seller shall cause MeesPierson to release the Company, substantially in the form of Exhibit F.


     Article 4.  Representations and warranties

     4.1 Company to include subsidiaries. The term the "Company", when used below, shall include the Company and each entity of which fifty percent (50%) or more of the effective voting power or equity interest is owned directly or indirectly by the Company (a "Subsidiary"), as an entirety; and representations, warranties and covenants as to the Company contained herein shall be deemed to mean the Company and each Subsidiary of the Company, both separately and together as a consolidated whole, unless and except to the extent expressly indicated otherwise.

     4.2 Representations and warranties of the Seller. The Seller represents, warrants and guarantees to Buyer that, except as set forth on the Disclosure Schedule attached hereto as Exhibit G (specifically identifying the relevant subsection hereof):

          (a)  Organization and Qualification.  The Company is a corporation duly organized, validly existing and in good standing under the
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               laws of the Netherlands and has all requisite corporate and other power and authority to own and lease its properties and to carry on its business as it is now being conducted. A true and complete copy of the Articles of Association of the Company, as amended to date, has previously been provided to the Buyer. The sole managing director of the Company is Seller. The Company has no supervisory board.

          (b) Capitalization. The authorized capital stock of the Company is set forth on the Disclosure Schedule. The outstanding capital stock of the Company is also set forth on the Disclosure Schedule, and the Shares constitute the total issued share capital of the Company. There is no other capital stock of the Company authorized for issuance. All of the Shares have been validly issued, are fully paid and are free of preemptive rights. No shares of capital stock are held in treasury. No shares of the Company's capital stock are reserved for issuance, nor are there any options, warrants, convertible instruments or other rights, agreements or commitments, contingent or otherwise obligating the Company to issue shares of capital stock, and no resolution to issue shares has been adopted and no authority thereto has been granted.

          (c) Ownership of shares. The Shares are not encumbered and are freely transferable by Seller. Seller holds good and marketable title to the Shares and no third party can claim any right thereto or make any claim thereon. The transfer by Seller of the Shares to Buyer pursuant to this Agreement will vest in Buyer full title to the Shares, free and clear of all liens, claims, equities, options, calls, voting trusts, agreements, commitments and encumbrances whatsoever.

          (d) Authority to transfer. Seller has full capacity and authority to execute and perform this Agreement. This Agreement constitutes the valid and binding obligation of Seller enforceable against it in accordance with its terms. Neither the execution and performance of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation, termination, acceleration or default under (or would result in a violation, termination, acceleration or default with the giving of notice or passage of time, or both) any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company is a party or (ii) result in the violation of any order, writ, injunction, decree, statute, rule or regulation applicable to the Company. No consent or approval by, or notification to or filing with, any governmental authority or third party is required in connection with the execution and performance of this Agreement by Seller or the consummation of the transactions contemplated hereby.

          (e) Financial Statements. Seller has delivered to Buyer prior to the execution of this Agreement true and complete English translations of: the balance sheet of the Company as of June 30,
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               1994 (the "Balance Sheet"), and the Company's statements of profit and loss, and sources and applications of funds, for each of the three book years ended June 30, 1992, 1993 and 1994 (together with the Balance Sheet, the "Financial Statements"). The Financial Statements fairly present the financial condition, results of operations, and sources and applications of funds of the Company as at the dates and for the periods indicated, in each case in accordance with generally accepted Dutch accounting principles applied on a basis consistent with previous years, and give a true, complete and reliable picture of the financial position of the Company.

          (f) No undisclosed liabilities; no dealings with Shareholders, officers, directors or employees. As of the date of the Balance Sheet, the Company has no liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise, and whether due or to become due, other than those reflected in the Financial Statements for 1994, or in amounts in excess of those included for such liabilities on the Balance Sheet, and there is no basis for the assertion against the Company of any such liability or obligation as of such date. The Company had no contractual arrangement with or commitment to or from any of its shareholders, officers, management, directors or employees (or their family members) including, without limiting the generality of the foregoing, being directly or indirectly joint investor or coventurer with, or owner, lessor, lessee, licensor or licensee of, any real or personal property, tangible or intangible, owned or used by, or a lender to or debtor of, the Company.

          (g)  Taxes and fiscal matters.  The Company has accurately prepared and duly and timely filed all national, local or foreign tax and other returns and reports which were required to be filed, in respect of all taxes, levies, imports, duties, license and registration fees, charges or withholdings (including payments required under the rules pertaining to the social insurance laws) of any nature whatsoever (collectively "Taxes"), and to the extent the liabilities of the Company for Taxes as per the
               Balance Sheet date have not been fully discharged, adequate reserves have been established on the Balance Sheet under the appropriate heading. The Company has complied with all duties with regard to the tax authorities and under the tax rules and is not in default in the payment of any Taxes due and payable or on any assessments received in respect thereof, and there are no claims pending or threatened against the Company for past due Taxes nor disputes with the authorities about the amount or payment of Taxes. No Taxes over the period before December 31, 1994 have been paid (and no undertaking to pay such Taxes has been made) before the Closing, unless a reserve was made for such payment in the Balance Sheet. The Company will not have any liability for Taxes, or for any interest, penalties or fines in respect thereof, for or in respect of any period or periods up to and including the Closing, except to the extent such liability therefor is reflected on the Balance Sheet or relates to or
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               arises out of operations after the date of the Balance Sheet, and is reserved on the books of the Company in accordance with generally accepted Dutch accounting principles applied on a consistent basis. The Company has withheld or collected from each payment made to each of their employees, the amount of all taxes required to be withheld or collected therefrom, and has paid the same to proper tax receiving officers or authorized depositories.

          (h) Property. The Company has good, full and marketable title to, or a valid and continuing leasehold interest in, all property and assets, real and personal, reflected on the Balance Sheet or acquired by the Company since the date of the Balance Sheet, free and clear of all mortgages, liens, attachments, pledges, encumbrances or security interests of any nature whatsoever. The Company is not in violation of any law, regulation or ordinance (including without limitation, laws, regulations or ordinances relating to building, health code, zoning, environmental, land use or similar matters) relating to its property. With regard to the contamination of the real property, owned, occupied or used by the Company, which in certain areas exceeds the intervention level ("interventiewaarde", as set out in the ministerial directive "Interventiewaarden bodemsanering" Staatscourant 95 of Tuesday, May 24, 1995), the Company has entered into an agreement with the "Stichting Bodemsanering in gebruik zijnde bedrijfsterreinen Drenthe en Groningen" ("Stichting BSB") on November 16, 1993. This agreement provides that the competent authorities will not order the Company to clean up its real property as long as said agreement is not terminated. The agreement with Stichting BSB may be terminated by the Company by written notice at any moment. The Seller represents that the Company has not terminated the agreement. The agreement may also be terminated by the Stichting BSB if and when the Company is in default. The Seller represents that the Company is not and has never been in default. Finally, the agreement with Stichting BSB is automatically terminated one month after the final priority score ("definitieve urgentiescore - PR4") has been established in accordance with the procedure set out in the agreement with Stichting BSB. Based on the discussions that have taken place between the Company and the Stichting BSB, the Seller believes the final priority score will not be established before (a) January 1, 2000 or (b) the Company removes its old tankfarm, whichever comes first. There are no proceedings affecting any of the Company's property pending or threatened which could have an adverse effect on the present or future use of any such property for the purposes for which it was acquired or the purpose for which it is used. All leases pursuant to which the Company leases real or personal property are in good standing, and are valid and in full force and effect in accordance with their respective terms. All buildings, improvements, machinery, equipment and vehicles used in connection with the operations of the Company are structurally sound, have no defects causing them not to function properly without substantial costs, are in good operating condition and repair, are adequate for the uses to
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               which they are being put and are not in need of maintenance or repairs except for ordinary maintenance.

          (i) Accounts receivable. All accounts and notes receivable of the Company shown on the Balance Sheet and all accounts and notes receivable acquired by the Company subsequent to the date of the Balance Sheet have arisen in the ordinary course of business and have been collected, or are in the process of collection and are collectible in the ordinary courses of business and in any event within three months from the Closing Date, in the aggregate recorded amounts thereof, less the applicable allowances reflected on the Balance Sheet with respect to the accounts and notes receivable shown thereon, or set up on the books of the Company with respect to the accounts and notes receivable acquired subsequent to the date of the Balance Sheet.

          (j) Inventories. All Inventories (as defined below) of the Company, whether reflected on the Balance Sheet or otherwise, are of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which are in the aggregate immaterial to the business, financial condition, results of operations or prospects of the Company. Items included in such Inventories are carried on the books of the Company and are valued on the Balance Sheet, at the last known purchase price for such Inventories. The value of obsolete materials and materials below standard quality or quantity has been appropriately written down on the Company's books of account. The term "Inventories" includes all stock of raw materials, work-in-process and finished goods, including but not limited to finished goods purchased for resale, held by the Company for manufacturing, assembling, processing, finishing, sale or resale to others, from time to time in the ordinary course of the business of the Company in the form in which such inventories are then held or after manufacturing, assembling, finishing, processing, incorporating with other goods or items, refining or the like; or held as consignment or demonstration equipment.

          (k) Purchase and sale commitments. No outstanding purchase commitments by the Company are in excess of the normal, ordinary and usual requirements of the business of the Company, and the aggregate of the contract prices to which the Company has agreed in any outstanding purchase commitments is not so excessive when compared with current market prices for the relevant commodities or services that a material loss to the Company taken as a whole is likely to result. No outstanding sales commitment by the Company purports to obligate it to sell any product or service at a price which, because of currently prevailing and projected costs of materials or labor, is likely to result, when all such sales commitments are taken in the aggregate, in a material loss to the Company taken as a whole. There are no suppliers to the Company of significant goods or services with respect to which practical alternative sources of supply or comparable products, are not available on comparable terms and conditions.
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          (l)  Governmental authorizations.  The Company possesses all governmental permits, licenses, franchises, concessions, zoning variances and other approvals, authorizations and orders which are required under all applicable local, provincial, national or foreign laws and regulations for the operation of the business being conducted by the Company. All such permits, licenses, franchises, concessions, zoning variances, approvals, authorizations and orders are presently in full force and effect, the Company is in compliance with the requirements thereof, no suspension or cancellation of any of them is threatened and the assignment and transfer of the Shares to Buyer will not adversely affect the validity of effectiveness of, and will not require, for retention thereof after such change of ownership, the consent or approval of any party to, or any other person or governmental agency having jurisdiction of, any such permit, license, franchise, concession, zoning variance, approval, authorization or order. There are no facts or circumstances that would prevent, limit or restrict the Company from continuing to operate its business in the present manner, and no new requirements pertaining to the manner of operating the business of the Company have been issued or announced by any governmental authority during the past year nor are there any disputes or discussions pending between the Company and any governmental authority about the Company's present or future operations. The Company has furnished to Buyer all reports and applications filed with any governmental agency in the last five years. Seller's representations in this Section are limited to situations or conditions that have material adverse effect on the business of the Company.

          (m) Patents, trademarks. The Company owns or has the exclusive right to use, free and clear of any obligation of payment, encumbrance, lien or claim, all patents, trademarks, trade names, service marks, brand names and copyrights, and applications therefor, used in the conduct of their business or the use of which is necessary for its business as now being conducted (the "Intangibles"). The Company owns or possesses adequate rights to use, free and clear of any obligation of payment, encumbrance, lien or claim, all inventions, technology, technical know-how, processes, designs, trade secrets, vendor and customer lists and other confidential information required for or used in its business. No person has made any claim or demand upon the Company pertaining to, and no proceedings are pending or so far as is known, threatened, which challenge (i) the rights of the Company in respect of any Intangibles or (ii) the rights of the Company to any confidential information or trade secrets used in the conduct of its business. No Intangible owned or used by the Company is subject to any order, ruling, decree, judgment or stipulation by or with any court, arbitrator or administrative agency which is adverse to the business of the Company taken as a whole. The Company has not infringed or engaged in the unauthorized use of, or violated any confidentiality agreement to which it is or was a party that pertains to, any patent,
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               trademark, trade name, service mark, brand name or copy right or any invention, technology, technical know-how, process, design, trade secret or other intellectual property of another. The Seller, after due enquiry, is not aware of any infringement or unauthorized use by a third party of any patent, trademark, trade name, service mark, brand name or copyright, or any invention, technology, technical know-how, process, design, trade secret or other intellectual property owned by the Company or used in the conduct of the business of the Company.

          (n) Insurance. The Company is not in default with respect to any provisions of any policy of general liability, fire, product liability or other forms of insurance held by it, the Company is current in the payment of all premiums due on such insurance, and has not failed to give any notice or present any claim thereunder in due and timely fashion, except for claims that have been deemed immaterial in either the nature of the claim or in the amount of such claim. The Company maintains, and since the commencement of their business has maintained, insurance on all of its assets and its business from financially sound and reputable insurers in amounts and coverages and against the kinds of risks and losses reasonably prudent to be insured against by corporations engaged in the same or similar businesses, including product liability insurance for all products marketed by the Company at any time. No circumstances exist that would jeopardize the coverage under any such insurance. Any such insurance will not be terminated or cancelled by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

          (o) Descriptions and lists. The Company has provided Buyer with due, correct and complete copies if written, or descriptions if oral, of (and has listed on the Disclosure Schedule) all of the following contracts, agreements, leases and other documents presently in effect to which the Company is a party or by which any of its property or assets are bound:

                (i) all interests in real property owned, leased or otherwise used or claimed by the Company:

               (ii) (a) each agreement of the Company made in the ordinary course of business which involves aggregate future payments by the Company of more than fifty thousand guilders (NLG 50,000) (excluding current purchase orders for Company products, accounts receivable and accounts payable), or the term of which extends beyond one year after the date hereof;
                    (b) all distributorship, sales, agency or franchise agreements of the Company; (c) each agreement containing any covenant restricting the freedom of the Company to compete in any line of business or with any person; (d) each agreement of the Company not made in the ordinary course of business which is or was to be performed after the Closing; and (e) each "derivative" contract to which the Company is a party or has been a party since the date of the Balance
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                    Sheet, which term shall include any futures, options,
                    forward, currency, securities ("effecten" as used in the Wet toezicht effectenverkeer) or interest agreements or agreements on commodities other than the purchase and sale of raw or finished material to be handled physically by the Company;

              (iii) a schedule containing: (a) the names and salaries (inclusive of holiday pay), bonuses, allowances, pension premium payments and other employment conditions of all present officers and employees of the Company, including the last date of any increase in such persons' compensation; (b) any persons on leave of absence for longer than one month or who are absent for reason of illness or disability for longer than one month; and (c) all employment or similar compensation agreements of the Company which are for a fixed or minimum period or which provide that there is a penalty or fixed damages payable when terminated by the Company;

               (iv) all bonus, incentive compensation, deferred compensation, profit-sharing, stock option, retirement, pension, severance, indemnification, insurance, death benefit or other fringe benefit plans, agreements or arrangements of the Company in effect, or under which any amounts remain unpaid, on the date hereof or to become effective after the date hereof, the methods of computing the Company's obligations thereunder, and a description of any funding vehicles therefor;

                (v) details of the Works Council of the Company, if any; the names of the labor unions or other organizations representing or purporting to represent any employees of the Company, in as far as made known to the Company, if any; and the collective bargaining agreement which is in effect for the Company, if any;

               (vi) each outstanding commitment to make a capital expenditure, capital addition or capital improvement involving an amount in excess of twenty thousand guilders (NLG 20,000);

              (vii) A list of all assets of the Company at December 31, 1994, that consisted of accounts receivable from a person, entity or group of affiliated persons or entities from whom the aggregate of such receivables exceeded ten thousand guilders (NLG 10,000); such list also specifically identifies any receivable that was more than 120 days past due;

             (viii) A list of each customer that purchased products or services from any of the Company during 1994 in an aggregate amount of one hundred thousand guilders (NLG 100,000) or more; and

               (ix) A list of all policies of general liability, fire, product liability and other forms of insurance held by the Company
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                    and of all claims pending thereunder (including in their
                    aggregate amount, employee benefit claims).

          (p) Validity. There is no default or claimed or purported or alleged default, or basis upon which, with notice or lapse of time or both (including notice of this Agreement), a default would exist, in any obligation on the part of any party (including the Company) to be performed under any lease, contract, plan, policy or other instrument or arrangement referred to in Section 3.2(o) or otherwise in this Agreement. The Company has furnished to Buyer a copy of each document that is referred to in Section 3.2(o) or otherwise in this Agreement.

          (q) No Changes. Since the date of the Balance Sheet there has not been:

                (i) any material adverse change in the condition (financial or otherwise), assets, liabilities, earnings or business of the Company taken as a whole or in the prospects of the Company taken as a whole;

               (ii) any damage, destruction or loss (whether or not covered by insurance) adversely affecting the condition (financial or otherwise), assets, liabilities, earnings or business of the Company taken as a whole;

              (iii) any declaration, setting aside or payment of any dividend, or other distribution, in respect of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of such stock;

               (iv) any option to purchase the capital stock of the Company granted to any person, or any employment or deferred compensation agreement entered into between the Company and any of its shareholders, officers, directors, employees or consultants;

                (v) any issuance or sale by the Company of any stock, bonds or other corporate securities, or any partial or complete formation, acquisition, disposition or liquidation of the Company;

               (vi) any strike or labor union involvement in respect of the
                    Company;

              (vii) any statute, rule, regulation or government policy adopted which may materially and adversely affect the business or assets of the Companies taken as a whole;

             (viii) any mortgage, lien, attachment, pledge, encumbrance or security interest created on any asset, tangible or intangible, of the Company, or assumed, either by the Company or by others, with respect to any such assets;
PAGE

               (ix) any indebtedness or other liability obligation (whether absolute, accrued, contingent or otherwise) incurred, or other transaction (except that reflected in this Agreement) engaged in, by the Company, except in the ordinary course of business or those individually less than ten thousand guilders (NLG 10,000) in amount or less than twenty thousand guilders (NLG 20,000) in amount in the aggregate;

                (x) any obligation or liability discharged or satisfied by the
                    Company, other than current liabilities shown on the Balance Sheet and current liabilities incurred since the date of the Balance Sheet in the ordinary course of business, except those individually less than ten thousand guilders (NLG 10,000) in amount or less than twenty thousand guilders (NLG 20,000) in amount in the aggregate;

               (xi) any sale, assignment, lease, transfer or other disposition of any tangible asset of the Company, except in the ordinary course of business, or any sale, assignment, lease, transfer or other disposition of any of its patents, trademarks, trade names, brandnames, copyrights, licenses or other intangible assets, except in the ordinary course of business;

              (xii) any amendment, termination or waiver of any material right belonging to the Company;

             (xiii) any increase in the compensation or benefits payable or to become payable by the Company to any of its employees, except for a general raise of 2% on average on January 1, 1995, or agents;

              (xiv) any transaction or contract between the Company and Seller, including a loan, change of employment conditions, change of pension rights, or bonus;

               (xv) any material reduction in the rate of or gross margins associated with, firm bookings or orders for the products and services of the Company taken as a whole, or any material deterioration in the backlog level of the Company taken as a whole; or

              (xvi) any other action or omission by the Company, or the passage of any resolution, other than in the ordinary course of business.

          (r) Litigation or Proceedings. The Company is not engaged in, or a party to, so far as is known, threatened with, any claim or legal action or other proceeding before any court, any arbitrator of any kind or any administrative agency, or any governmental investigation, nor does any sound basis for any claim or legal action or other proceeding or governmental investigation exist. There are no orders, rulings, decrees, judgments or stipulations to which the Company is a party by or with any court, arbitrator
PAGE
               or administrative agency affecting the Company, or its business or properties. The Company has always fulfilled its obligations arising out of contracts or under dutch law or legal regulations, and there are no claims (of which notice has been given in writing or orally), in or out of court, by third parties against the Company based on breach of contract or breach of any other duty, including tort, which will result in or has resulted in liability of or cost or damage to the Company.

          (s) Compliance with laws; Environment. The Company (i) is not in violation of any applicable building, zoning, occupational safety and health, pension, export control, environmental control or other law ordinance, regulation, order or governmental policy applicable to their plants, structures or equipment or the operation thereof, of any employment, equal opportunity or similar law, ordinance, regulation order or policy, or any other law, ordinance, regulation order or governmental policy applicable to the Companies, or their business or assets, which violation will result or has resulted in liability of or cost or damage to the Companies; (ii) has not received any complaint from any governmental authority, and none is threatened, alleging that the Company has violated any such law, ordinance, regulation, order or policy; (iii) has not received any notice from any governmental authority of any pending proceedings to expropriate any part of the property of the Company (whether leased or owned) and, to the best knowledge of Seller after due inquiry, no such proceeding is contemplated; and (iv) are not parties to any agreement or instrument, or subject to any judgment, order, rule, regulation or code, which restricts or materially and adversely affects, or might reasonably be expected to restrict or materially and adversely affect the business, operations, prospects, properties, assets or condition, financial or otherwise of the Company taken as a whole.

          (t) Labor Matters. There are no activities or controversies, such as labor organizing activities, election petitions or proceedings, labor strikes, disputes, slowdowns or work stoppages pending or announced against the Company or between the Company and any of their employees.

          (u) Brokers and Finders. Seller nor the Company has employed any broker, agent or finder or incurred any liability on behalf of the Company for any brokerage fees, agents' commissions or finders' fees in connection with the transactions contemplated hereby.

          (v) Powers of Attorney. The Company has no powers of attorney or similar authorizations outstanding except a power of attorney of Mr. J.H. Bult authorising him to withdraw upto m 5,000 in cash from the bankaccount of the Company with ABN/AMRO or instruct the bank to pay salaries.

          (w) No Termination of Relationship. Seller is unaware and has no reason to expect that any relationship between the Company and a
PAGE
               customer, supplier, lender, employee or other person will be terminated or adversely affected after the sale of the Shares hereunder.

          (x) All Information. Seller has furnished Buyer in writing prior to the execution of this Agreement all information as to the condition (financial or otherwise), assets, liabilities, earnings, business and prospects of the Company, material to a determination by a reasonable buyer to enter into this Agreement and to consummate the transactions contemplated hereby.

          (y) Statements True and Correct: Further Representations and Warranties. The statements contained in any written documents prepared and delivered by or on behalf of the Company pursuant to the terms hereof (when considered as a whole) are true and correct in all respects, and such documents (when considered as a whole) do not omit any material fact required by the terms hereof or thereof to be stated herein or therein or necessary to make the statements contained herein or therein not misleading.

          (z) Indebtedness to and from Officers, Directors and Shareholders. The Company is not indebted, directly or indirectly, to any person who is an officer, director or shareholder of any of the foregoing entities or any affiliate of any such person in any amount whatsoever other than for salaries for services rendered or reimbursable business expenses, all of which have been reflected on the Financial Statements, and no such officer, director, shareholder of affiliate is indebted to the Company except for advances made to employees of the Company in the ordinary course of business to meet reimbursable business expenses anticipated to be incurred by such obligor.

     4.3  Further Representations, Warranties and Covenants of Seller

               In reliance on Buyer's statement that, due to the fact Seller has total assets in excess of $5,000,000 since Seller receives in excess such amount under this Agreement, Seller represents and warrants to, and covenants with Buyer that: (i) Seller is an "accredited investor" as defined in the placement memorandum dated September 2, 1994 ("the Placement Memorandum"); (ii) Seller is acquiring the shares in Buyer ("the Amerika Shares") as part of the transaction contemplated in this Agreement, the Amerika Shares being exchanged by it for investment and with no present intention of distributing any of the Amerika Shares; (iii) Seller will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Amerika Shares except in compliance with all applicable laws and regulations, in all cases at its own expense; (iv) Seller has had an opportunity to ask questions and receive answers from the management of Buyer regarding Buyer, its business and the offering of the Amerika Shares; (v) Seller acknowledges receipt of the Placement Memorandum and other financial information provided to Seller dated subsequent to the Placement Memorandum
PAGE
               and has, in connection with its decision to exchange the Amerika Shares, relied upon the Placement Memorandum and the other information mentioned hereabove;

     4.4 Representations and Warranties of Buyer. Buyer represents, warrants and guarantees to Seller that:

          (a) Organization and Good Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Netherlands, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

          (b) Authority. The execution hereof and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of the Buyer. Neither the execution hereof nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation, termination or default under (or would result in a violation, termination or default with the giving of notice or passage of time, or both), any of the provisions of the Articles of Associations of Buyer, or of any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Buyer is a party, or (ii) result in the violation of any law, judgment, order, rule or regulation applicable to Buyer. No consent or approval by, or notification to or filing with, any governmental authority or third party is required in connection with the execution and performance of the Agreement by Buyer or the consummation of the transactions contemplated hereby.


     Article 5.  Post-Closing Covenants

     5.1 Proprietary Information. After the Closing, Seller and the Shareholders shall hold in confidence all knowledge and information of a secret or confidential nature with respect to the business of the Company, and shall not disclose, publish or make use of the same without the consent of the Buyer, except to the extent that such information shall have become public knowledge other than by breach of this Agreement by Seller or the Shareholders.

     5.2 Cooperation in Litigation. Each party hereto will fully cooperate with the others in the defence or prosecution of any litigation or proceeding already instituted or which may be instituted hereafter against or by such party or the Company by or against a third party relating to or arising out of the conduct of the business of the Company prior to or after the Closing Date. The party requesting such cooperation shall pay the out-of-pocket expenses (including legal fees and disbursements) of the party providing such cooperation and of its officers, directors, employees and agents reasonable incurred in connection with providing such cooperation, but shall not be responsible to reimburse the party providing such cooperation for such party's time spent in such cooperation or the salaries or costs of fringe benefits or similar expenses paid by the party providing such
PAGE
          cooperation to its officers, directors, employees and agents while assisting in the defense or prosecution of any such litigation or proceeding.

     5.3 Transfer and sales tax. Seller shall pay all transfer and other taxes, if any, applicable to the sale of the Shares hereunder.

     5.4 Expenses. The Buyer, on the one hand, and Seller, on the other hand, will bear entirely their respective expenses incurred in connection with this Agreement and the transactions contemplated hereby, including but not limited to legal and accounting expenses.

     5.5 Termination of interest. As soon as practicable but in any event no later than April 1, 1996, Mr. D.A. Slager shall have terminated his equity interest in Seller and any associated company, if any.


     Article 6.  Modification and Waivers

     6.1 Modification. All of the parties hereto may, by mutual consent, amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

     6.2 Waivers. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of another party hereto or waive compliance by such other party with any of the covenants or conditions contained herein. The representations, warranties and guarantees in Sections 4.2 and 4.3 shall not be deemed waived, regardless of any due diligence investigations undertaken by the Buyer.


     Article 7.  Indemnification; Escrow

     7.1 Indemnification by Seller. Seller hereby agrees to indemnify Buyer, upon its demand, for the full amount of all damages suffered by Buyer as a result of the inaccuracy of any representation, warranty or guarantee made by Seller in or pursuant to this Agreement, in the form and to the extent so made, or the omission of any material facts relating thereto.

     7.2 Indemnification by Buyer. Buyer hereby agrees to indemnify Seller, upon its demand, for the full amount of all damages suffered by Seller as a result of the inaccuracy of any representation, warranty or guarantee made by Buyer in or pursuant to this Agreement, in the form and to the extent so made, or the omission of any material facts relating thereto.

     7.3 Definition of damages. For the purpose of this Article 7 the term "damages" shall be deemed to include, but shall not be limited to (i) all losses, liabilities, expenses or costs incurred by the indemnified party, including reasonable attorney's fees, after taking into account the actual immediate tax savings by the indemnified party, if any, and net of any applicable reserves on the Balance Sheet in the case of
PAGE

          Buyer and (ii) interest at a rate per annum equal to the "voorschotrente" ("interest on advances") as fixed and quoted from time to time by the Netherlands Bank for guilders from the date the loss, liability, expense or cost is suffered or made, or if an unliquidated claim, from such later date as the claim is liquidated, to the date full indemnification is made therefor.

     7.4  Limitations on Indemnifications.

          (a) The liability of Seller under the representations, warranties or guarantees shall not exceed NLG 5,250,000 (five million two hundred fifty thousand guilders) except with regard to the obligation of Seller to indemnify Buyer for matters specified in
               Section 4.2(c), and unless a liability was reasonably foreseeable for the indemnifying party at the time of the signing of this Agreement, in which case such liability shall be unlimited.

          (b) The obligations of Seller and Buyer to indemnify the other under the representations, warranties or guarantees shall terminate on the second anniversary of the Closing Date, except that

                (i) the obligation to indemnify the other for tax obligations shall only terminate six months after the end of the period during which a claim in respect of Taxes can be made against the Company; and

               (ii) the obligation of Seller to indemnify the Buyer for matters specified in Section 4.2(c) shall not terminate.

     7.5 Procedures Relating to Indemnification. In order for a party (the "Indemnified Party") to be entitled to any payment under the indemnification provided for under this Agreement in respect of, arising out of or involving a claim, legal proceeding or demand made by any person, firm, governmental authority, corporation or other entity (other than any of the parties to this Agreement) against the Indemnified Party (a "Third Party Claim"), such Indemnified Party must notify the other party (the "Indemnifying Party") in writing of the Third Party Claim, setting forth in reasonable detail the information available to the Indemnified Party forming the basis for such claim, as promptly as practicable after receipt by such Indemnified Party of written notice of the Third Party Claim (the "Indemnification Notice"); provided however, that failure to give such Indemnification Notice shall not affect the indemnification provided hereunder except to the extent that the Indemnifying Party shall have been prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five business days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

          In connection with any Third Party Claim, the Indemnifying Party, at the sole cost and expense of the Indemnifying Party, may, upon written notice to the Indemnified Party, assume the defense of any such Third Party Claim if (x) the Indemnifying Party acknowledges in writing the
PAGE
          obligation of the Indemnifying Party to indemnify in accordance with the terms of this Agreement the Indemnified Party with respect to such Third Party Claim, (y) the Third Party Claim involved seeks solely monetary damages and (z) an adversarial resolution of the Third Party Claim would not have a material adverse effect on the goodwill or reputation of the Indemnified Party of any of its affiliates, on the future conduct of the business of the Indemnified Party or on the tax or accounting policies or positions of the Indemnified Party or its affiliates. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party will not be liable to the Indemnified Party for legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the Indemnifying Party assumes such defense, the Indemnified Party shall be entitled to participate in, but not control, the defense thereof at its own expense. If the Indemnifying Party shall fail to defend such Third Party Claim, or if after commencing or undertaking any such defense to such Third Party Claim, fails or prosecute, or withdraws from such defense, the Indemnified Party shall have the right to undertake such defense at the Indemnifying Party's expense. Whether or not the Indemnifying Party chooses to defend or prosecute any Third Party Claim, the Indemnified and Indemnifying Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include access during normal business hours afforded to the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the Indemnifying Party shall reimburse the Indemnified Party for all of its reasonable out-of pocket expenses in connection therewith. If the Party shall not admit any liability with respect of, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party's prior written consent, which consent shall not reasonable be withheld.

     7.6 Bank guarantee. In order to secure the obligations of Seller under this Agreement, Seller has provided a bankguarantee substantially in the form of Exhibit F.


     Article 8.  Guarantee

     8.1 Guarantee. Each of the Shareholders guarantees the payment of any amount due by the Seller under Section 7.1, limited as provided in
          Section 7.4, for such part as set out hereunder after his name

          A.J. van Es                   80%
          J.B. van Es                   10%
          D.A. Slager                   10%

          The maximum amount of the Guarantee for each of the Shareholders is such percentage of NLG 5,250,000 as indicated after his name.
PAGE

     8.2 Demand for payment. Buyer can only demand payment from the Shareholders under the Guarantee as provided in Section 8.1 after it has notified Seller of its claim and has demanded payment from Seller and Seller has not effected payment within 30 days after such demand.

     8.3  Indepent obligation.  Buyer is free to demand payment of damages under
          Section 8.2, or not to demand payment, from each of the Shareholders as it deems fit, and none of the Shareholders can invoke as a defense against a demand that Buyer does not demand payment from an other Shareholder.

     8.4 Co-signature. To evidence that they have given their consent to the Guarantee as meant in section 1: 88 Civil Code, the notarised consents of the wives of the Shareholders are attached to this Agreement as Exhibit H.


     Article 9.  General

     9.1 Notices. All notices, requests, demands, consents and other communications that are required or permitted hereunder shall be in writing or by written telecommunication, and shall be delivered personally or mailed by registered or certified mail, postage prepaid or sent by written telecommunication, as follows:

          If to Buyer:

          Beheersmaatschappij J. Amerika N.V.
          Peizerweg 86
          9727 AK Groningen
          The Netherlands
          Attention: Managing director

          With copies to:

          (1) Thermo Process Systems Inc.
          81, Wymerstreet
          Waltham
          Massachussets 02254
          fax: (1).617.622.1242
          Attention: President


          (2) Houthoff
          Parnassusweg 126
          1076 AT Amsterdam
          The Netherlands
          tel: (31)-20-57-00200
          fax: (31)-20-57-00280
          Attention: J.C. Schreuder

          If to Seller, to:

          Stalt Holding B.V.
PAGE

          Jan van Nassaustraat 56
          2596 BV Den Haag
          The Netherlands
          Attention: Managing director

          With a copy to:

          Trenite van Doorne
          Churchillplein 5
          2517 JW Den Haag
          The Netherlands

          If to shareholders, to:

          A.J. van Es
          Hazelaan 4
          2243 EJ  Wassenaar
          The Netherlands

          J.B. van Es
          Konijnenlaan 39
          2243 EN Wassenaar
          The Netherlands

          D.A. Slager
          Julianaweg 6
          2243 HT Wassenaar
          The Netherlands

     9.2 No waiver. No waiver of any breach of any term, convenant or condition under this Agreement shall be construed as a waiver in regard of any other party to this Agreement or any succeeding breach.

     9.3 Materiality of Representations. Each of the representation, warranties and agreements made by the parties hereto or contained in any certificates or other instruments delivered by or on behalf of any of the Buyer or Seller pursuant hereto or in connection with the transactions contemplated hereby shall be deemed material and shall constitute representations and warranties by the person making such statement.

     9.4 Entire Agreement. This Agreement supersedes any and all oral or written agreements or understandings heretofore made relating to the subject matter hereof (including without limitation the letter of intent dated December 16, 1994) and constitutes the entire agreement of the parties relating to the subject matter hereof.

     9.5 No dissolution, no annulment. This agreement cannot be dissolved under section 6: 267, nor be annulled under section 6: 228 Civil Code.

     9.6 Parties in Interest: Assignment. All covenants and agreement contained in this Agreement made by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors, and permitted assigns of the parties hereto whether so
PAGE
          expressed or not. No party hereto may assign its rights or delegate its duties and obligations under this Agreement without the prior written consent of the other parties hereto; provided that Buyer may assign its rights hereunder to any affiliate of Buyer without the prior written consent of Seller.

     9.7 Headings. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning hereof.

     9.8 Severability. If any provision of this Agreement shall be declared void or unenforceable by any judicial or administrative authority, the validity of any other provision shall not be affected thereby.

     9.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original.

     9.10 Governing Law. This Agreement shall be construed and interpreted according to the laws of the Netherlands with venue for litigation in the courts of Amsterdam.

     9.11 Exhibits. The Exhibits and the Disclosure Schedule attached hereto and referred to in this Agreement are a part of this Agreement for all purposes.

     9.12 Further Assurances. Seller will execute and furnish to Buyer all documents and will do or cause to be done all other things that Buyer may reasonably request from time to time in order to give full effect to this Agreement and to effectuate the intent of the parties.

     IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement or caused this Agreement to be duly executed on its behalf, all as of the day and year first above written.


     STALT HOLDING B.V.


     By:/s/ D.A. Slager
        Name: D.A. Slager

     Title: Managing Director


     BEHEERSMAATSCHAPPIJ J. AMERIKA B.V.


     By:/s/ Jaap Amerika
        Name: Jaap Amerika

     Title: Managing Director


     THERMO PROCESS SYSTEMS INC.
PAGE

     By: /s/ John P. Appleton
        Name: John P. Appleton

     Title: President


     /s/ A.J. van Es
     A.J. van Es


     /s/ J.B. van Es
     J.B. van Es


     /s/ D.A. Slager
     D.A. Slager